UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Tamboran Resources Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

87507T101

(CUSIP Number)

June 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87507T101	SCHEDULE 13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Helmerich & Payne International Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,018,850 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,018,850 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON
OO (Limited Liability Company)

(1)	Consists of 489,088 shares of common stock and 529,762 shares of common stock represented by 105,952,380 depositary interests, where each depository interest represents 1/200th of a share of common stock.

(2)	Helmerich & Payne International Holdings, LLC (“HPIH”) directly owns the shares reported herein. HPIH is a wholly owned subsidiary of Helmerich & Payne, Inc. (“H&P”) and therefore may be deemed to share voting and dispositive power over the shares of common stock directly held by HPIH.

CUSIP No. 87507T101	SCHEDULE 13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Helmerich & Payne, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,018,850 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,018,850 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,850
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2%

12	TYPE OF REPORTING PERSON
CO (Corporation)

(1)	Consists of 489,088 shares of common stock and 529,762 shares of common stock represented by 105,952,380 depositary interests, where each depository interest represents 1/200th of a share of common stock.

(2)	HPIH is a wholly owned subsidiary of H&P and, therefore, H&P may be deemed to share voting and dispositive power over, and indirectly have beneficial ownership of, the common stock directly held by HPIH.

Item 1(a). Name of Issuer

Tamboran Resources Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices

Suite 01, Level 39, Tower One, International Towers Sydney, 100 Barangaroo Avenue, Barangaroo NSW 2000, Australia

Item 2(a). Name of Person Filing

This Schedule 13G is being filed jointly by each of the following Reporting Persons:

Helmerich & Payne International Holdings, LLC

Helmerich & Payne, Inc.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.

Item 2(b). Address of Principal Business Office

222 North Detroit Avenue, Tulsa, Oklahoma 74120

Item 2(c). Citizenship

Helmerich & Payne International Holdings, LLC is a Delaware limited liability company.

Helmerich & Payne, Inc. is a Delaware corporation.

Item 2(d). Title of Class of Securities

Common stock, par value $0.001 per share (“common stock”)

Item 2(e). CUSIP Number

87507T101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n):

Not applicable.

Item 4. Ownership

(a)    Amount Beneficially Owned:

1,018,850 shares of common stock consisting of 489,088 shares of common stock and 529,762 shares of common stock represented by 105,952,380 depositary interests, where each depository interest represents 1/200th of a share of common stock.1

(b)  Percent of Class:

7.2% based on a total of 14,224,274 shares of common stock outstanding as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 23, 2024.

1 For purposes of the Item 4 above, holdings of depository interests representing shares of common stock are represented as one share of common stock for every 200 depository interests held, rounded to the nearest whole numbers of shares.

(c)  Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,018,850

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,018,850

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 25, 2024

HELMERICH & PAYNE, INC.

By:	/s/ Debra R. Stockton
Name: Debra R. Stockton
Title: General Counsel

HELMERICH & PAYNE INTERNATIONAL HOLDINGS, LLC

By:	/s/ William H. Gault
Name: William H. Gault
Title: Secretary

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement